Doroni Aerospace, Inc.

11555 Heron Bay Blvd., Suite 200

Coral Springs, FL 33076

February 27, 2026

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Erin Donahue

Re:	Doroni Aerospace, Inc.
Pre Qualification Amendment on Form 1-A
Filed February 26, 2026
File 024-12693

Dear Ms. Donahue,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Pre-Qualification Amendment No. 1 on Form 1-A, as amended (the “Offering Statement”), of Doroni Aerospace, Inc. (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 12:00 PM Eastern Time, Tuesday, March 3, 2026, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to Max Lindenfeld, Esq., the Company’s outside counsel, at (646) 878-0891. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at mlindenfeld@pearlcohen.com.

Sincerely,

DORONI AEROSPACE, INC.

By:	/s/ Doron Merdinger
Doron Merdinger
Chief Executive Officer